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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 ------------

                                 SCHEDULE 14D-9

              Solicitation / Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                                 ------------

                                 DIATIDE, INC.
                         (Name of Subject Corporation)

                                 ------------

                                 DIATIDE, INC.
                      (Name of Person(s) Filing Statement)

                                 ------------

                    Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                  252842 10 9
                     (CUSIP Number of Class of Securities)

                                 ------------

                                Richard T. Dean
                     President and Chief Executive Officer
                                 Diatide, Inc.
                                Nine Delta Drive
                        Londonderry, New Hampshire 03053
                                 (603) 437-8970
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109
                           Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
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

                                  INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by BXA Acquisition Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Schering Berlin Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of Schering Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("AG"), to purchase all of the outstanding shares of Common Stock (as defined below) of Diatide, Inc., a Delaware corporation (the "Company").

Item 1. Security and Subject Company.

   The name and address of the principal executive offices of the subject company is Diatide, Inc., Nine Delta Drive, Londonderry, New Hampshire 03053. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, $.001 par value per share (the "Common Stock"), of the Company (the "Shares").

Item 2. Tender Offer of the Bidder.

   This Schedule 14D-9 relates to a tender offer by the Purchaser disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 24, 1999 (as amended or supplemented from time to time, the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $9.50 per Share (the "Offer Price"), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 24, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of September 17, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, subject to the terms and conditions contained therein, for (1) the making of the Offer by the Purchaser and (2) following the consummation of the Offer and the satisfaction of certain conditions, the merger of the Purchaser with and into the Company in accordance with the Delaware General Corporation Law (the "Merger"). In the Merger:

   (a) each outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock, and Shares owned by Parent or any direct or any indirect subsidiary of Parent) will be converted into the right to receive the Offer Price, or any higher price per Share paid pursuant to the Offer, without interest thereon;

   (b) each outstanding share of Series A Convertible Preferred Stock, $.01 par value per share, of the Company (the "Company Series A Preferred Stock"), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive $9.75 in cash, or if greater, the highest per Share cash consideration paid pursuant to the Offer without interest thereon;

   (c) each outstanding share of Series B Convertible Preferred Stock, $.01 par value per share of the Company (the "Company Series B Preferred Stock" and, together with the Company Series A Preferred Stock, the "Company Series Preferred Stock" and, together with the Common Stock, the "Company Capital Stock"), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive the Offer Price, or any higher price per Share paid pursuant to the Offer, without interest thereon; and

   (d) all outstanding stock options of the Company will be canceled in exchange for a cash payment by the Company of an amount equal to (i) the excess, if any, of (x) the Offer Price, or any higher price per Share paid pursuant to the Offer, over (y) the exercise price per Share subject to such stock option, multiplied by (ii) the number of Shares for which such stock option has not been exercised (whether vested or not).

   Pursuant to the Merger Agreement, Parent may elect at any time prior to the Merger, instead of merging the Purchaser into the Company as described above, to merge the Company with and into the Purchaser. The consideration receivable by holders of Company Capital Stock in the event of such an election by Parent would be the same as described above.

   A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference.

   The Offer to Purchase states that the principal executive offices of each of the Purchaser and Parent are located at 340 Changebridge Road, P.O. Box 1000, Montville, New Jersey 07045-1000.

Item 3. Identity and Background.

   (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   (b) (1) General.

   Each material contract, agreement, arrangement and understanding, and each material actual or potential conflict of interest between the Company or its affiliates and (x) the Company, its executive officers, directors or affiliates or (y) the Purchaser and Parent, their executive officers, directors or affiliates, is described in the Company's Information Statement set forth on Annex A hereto or set forth below.

   (2) Agreement and Plan of Merger.

   A summary of the Merger Agreement is contained in the sections of the Offer to Purchase entitled "Section 12--Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company" and "Section 14--Certain Conditions of the Offer" and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference.

   (3) Other Agreements.

   A summary of the Confidentiality Agreement entered into between Parent and the Company and the Stock Purchase Agreements entered into between the Purchaser and the holders of the Company Series Preferred Stock is contained in the section of the Offer to Purchase entitled "Section 12--Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company" and is incorporated herein by reference.

   (4) Effect on Employee Benefit and Stock Plans.

   In addition to the provisions of the Merger Agreement relating to employee benefit and stock plans which are described in the section of the Offer to Purchase entitled "Section 12--Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company" (which is incorporated herein by reference), on September 17, 1999, the Board of Directors of the Company (the "Company Board") adopted resolutions accelerating the vesting of all outstanding stock options such that if and when the Purchaser accepts for payment and pays for any Shares pursuant to the Offer, such stock options shall be deemed to have become fully vested immediately prior to the expiration of the Offer.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board of Directors.

   At a meeting held on September 17, 1999, the Company Board unanimously (1) approved the Merger Agreement, the Offer, the Merger, the Stock Purchase Agreements and the other transactions contemplated by the Merger Agreement; (2) determined that the terms of the Offer, the Merger, the Stock Purchase Agreements and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders; (3) voted to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; (4) voted to recommend that the Company's stockholders adopt the Merger Agreement, if required; and (5) declared that the Merger Agreement is advisable. Accordingly, the Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

   (b) Background and Reasons for Recommendation.

   During 1999, the Company contacted a number of pharmaceutical companies to explore their interest in collaborating with the Company in the development of various products for which the Company had not yet entered into partnering arrangements.

   As part of this process, in the spring of 1999, Dr. Richard T. Dean, the Company's President and Chief Executive Officer, contacted Dr. Harold Goldstein, Vice President of Clinical Diagnostics of one of Parent's subsidiaries to propose a meeting. On May 6, 1999, representatives of the Company made a presentation of nonconfidential information regarding the Company's unpartnered products to scientific and managerial representatives of Parent. Following that meeting, the Company provided additional nonconfidential information to Parent.

   In June 1999, Mr. Robert Milos, Corporate Vice President and General Manager of one of Parent's subsidiaries, called Dr. Dean to inquire whether the Company would be willing to consider the possibility of Parent acquiring the Company. Dr. Dean indicated that the Company would be willing to consider such a proposal. On July 2, 1999, the Parent and the Company entered into a confidentiality agreement.

   During July 1999, Parent conducted a due diligence review of the Company, and personnel of Parent and the Company met on a number of occasions to discuss the Company's business and operations.

   On July 29, 1999, the Company engaged CIBC World Markets Corp. ("CIBC") to advise the Company with respect to the Company's strategic alternatives, including a possible acquisition of the Company, and to assist the Company in its negotiations with Parent.

   In early August 1999, the Company advised Parent that the Company was seeking to raise approximately $5 million in new financing in the form of a secured loan. The Company and Parent discussed the possibility of Parent making such a loan. However, on August 11, 1999, Parent advised the Company that Parent had determined not to proceed with the loan, but that Parent intended to make a proposal to acquire the Company.

   On August 12, 1999, Parent submitted a non-binding letter to the Company in which Parent proposed to acquire 100% of the Company's common stock for $8.00 per share in cash, subject to Parent's satisfactory completion of its due diligence. On August 13, 1999, Parent sent a second letter to the Company extending this proposal until August 18, 1999. In response, on August 13, 1999, the Company sent Parent a letter indicating that it or CIBC would be in contact with Parent during the week of August 16 to continue discussions.

   On August 20, 1999, Dr. Dean met with Mr. Lutz Lingnau, Parent's Chief Executive Officer, to discuss the Company's business and operations and Parent's acquisition proposal.

   On August 23, 1999, Parent entered into the Confidentiality Agreement described in Item 3 of this Schedule 14D-9, replacing the confidentiality agreement previously entered into by Parent and the Company. On August 24, 1999 and August 25, 1999, Parent's scientific, legal and financial personnel and advisors performed additional due diligence relating to the Company. This due diligence included meetings between scientific and managerial personnel of Parent and the Company.

   On August 31, 1999, representatives of Parent and Warburg Dillon Read, Parent's financial advisor, met with representatives of the Company and CIBC to discuss the status of Parent's due diligence and to negotiate the proposed financial terms of a transaction. Parent modified its offer by proposing to acquire all of the Shares and the outstanding shares of Company Series B Preferred Stock for $9.00 per share in cash and to purchase all of the outstanding shares of Company Series A Preferred Stock for $9.75 per share in cash, an amount equal to the liquidation preference which the holders of Company Series A Preferred Stock would be entitled to as a result of a business combination transaction. Parent stated that it desired to structure any transaction as a cash merger with a first step cash tender offer.

   On September 1, 1999, Cravath, Swaine & Moore, counsel for Parent, sent a draft Merger Agreement to Hale and Dorr LLP, counsel to the Company.

   On September 3, 1999, the Company Board met by telephone to discuss Parent's revised acquisition proposal. During this meeting, the Company Board received advice from the Company's financial and legal advisors as to various aspects of the proposal. At the conclusion of the meeting, the Company Board instructed CIBC to advise Parent that Parent would need to increase its offer for the Company if it wished the Company Board to determine to proceed with final negotiations of a transaction. Following the meeting, Hale and Dorr LLP sent a memorandum to Parent's financial advisor and counsel outlining the principal issues to be negotiated between the parties arising out of the draft Merger Agreement provided by Cravath, Swaine & Moore.

   On September 9, 1999, Parent advised CIBC, at a meeting between representatives of Parent and CIBC, that Parent was prepared to increase its offer to $9.50 per share in cash for the Shares and Company Series B Preferred Stock, with the per share consideration for the Company Series A Preferred Stock remaining at $9.75 in cash.

   On September 10, 1999, the Company Board met by telephone to consider the revised proposal from Parent. At the conclusion of this meeting, the Company Board authorized the Company's management and financial and legal advisers to proceed with the negotiation of a transaction based on the proposed cash purchase price of $9.50 per Share and share of Company Series B Preferred Stock and $9.75 per share of Company Series A Preferred Stock.

   On September 10, 1999, Hale and Dorr LLP submitted comments on the draft Merger Agreement to Cravath, Swaine & Moore. On September 13, 1999, the Company's financial advisers and legal counsel met with the financial advisers and legal counsel for Parent and internal legal and financial personnel of Parent to negotiate the Merger Agreement. These negotiations continued by telephone over the course of the week. As part of these negotiations, legal counsel for the Company and legal counsel for Parent determined that it would expedite the transactions contemplated by Parent if Parent entered into purchase agreements with the holders of the Company Series Preferred Stock.

   At a meeting held on September 17, 1999, the Company Board unanimously determined that the terms of the Offer, the Merger, the Stock Purchase Agreements and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders and adopted resolutions (a) approving the Merger Agreement, the Offer, the Merger, the Stock Purchase Agreements and the other transactions contemplated by the Merger Agreement, (b) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, (c) recommending that the Company's stockholders adopt the Merger Agreement, if required, and (d) declaring that the Merger Agreement is advisable.

   After this meeting of the Company Board, the parties executed the Merger Agreement, and Parent and the holders of the Company Series Preferred Stock entered into the Stock Purchase Agreements. On the morning of September 20, 1999, Parent and the Company issued a joint press release announcing the Merger Agreement and the Offer.

   In making the determinations and recommendations set forth above, the Board considered the following factors which, taken as a whole, supported its decision:

1.  The status of the Company's various products and development programs.

2. The Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent and the fact that the Company does not anticipate becoming profitable until at least 2001.

3. The Company's need, if it were to remain independent, to raise significant additional capital in order to continue its product development programs and fund marketing efforts for its recently introduced products and the fact that obtaining such financing was likely to result in dilution to existing stockholders.

4 The recent discussions engaged in by the Company with several pharmaceutical companies regarding potential corporate partnering arrangements for the Company's unpartnered products.

5. The process undertaken by the Company, following receipt of Parent's acquisition proposal, to identify and negotiate acquisition or licensing alternatives, including the engagement of CIBC as the Company's financial advisor.

6. The terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

7. The amount and form of consideration to be received by holders of the Shares in the Offer and the Merger; including the Company Board's judgment that $9.50 per Share is the highest available price, based, in part, on the course of negotiation between the Company and Parent.

8. The historical and recent market prices of the Shares and the fact that the purchase price of $9.50 per Share represented an approximate 20% premium to the last sales price of the Shares on September 17, 1999, the last full trading date prior to public announcement of the Merger Agreement.

9. The written opinion of CIBC dated September 17, 1999 to the effect that, as of such date, and based upon and subject to certain conditions and limitations stated in such opinion, the $9.50 per Share cash consideration to be received by holders of Shares pursuant to the Merger Agreement was fair to such holders from a financial point of view. The full text of CIBC's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CIBC, is attached hereto as Exhibit (a)(3) and is incorporated herein by reference. CIBC's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received pursuant to the Merger Agreement by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety.

   The Company Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information available to and considered by it.

Item 5. Persons Retained, Employed or to be Compensated.

   The Company has retained CIBC as its financial advisor in connection with the transactions contemplated by the Merger Agreement.

   Pursuant to the terms of a letter agreement, dated July 29, 1999, between CIBC and the Company (the "CIBC Agreement"), the Company has agreed to pay
CIBC: (1) an engagement fee of $50,000; (2) an agreement fee of $100,000 upon the execution of the Merger Agreement; and (3) an opinion fee of $300,000 upon delivery of a fairness opinion. The engagement fee, agreement fee and opinion fee paid by the Company will be credited against the Transaction Fee (as defined below), which is expected to be payable upon consummation of the Offer. The Transaction Fee is a percentage of the Transaction Value (as defined below), which percentage is calculated on a prorated basis between 1.2% for a Transaction Value of $100 million and 1.0% for a Transaction Value of $150 million. "Transaction Value" means the total value of all consideration (including cash, securities or other property) paid or received or to be paid or received in connection with the Offer and the Merger in respect of the outstanding securities of the Company on a fully diluted basis (treating any securities issuable upon exercise of options, warrants or other convertible securities and any securities to be redeemed as outstanding), plus the amount of any debt (including capitalized leases) and any other liabilities of the Company for borrowed money outstanding or assumed, refinanced or extinguished in connection with a transaction.

   In addition, the Company has agreed to reimburse CIBC for its reasonable out of pocket expenses (including reasonable legal fees and expenses) up to $25,000, unless otherwise authorized by the Company, and to indemnify CIBC against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of CIBC's engagement.

   Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to its stockholders on its behalf concerning the Offer.

Item 6. Recent Transactions and Intent With Respect to Securities.

   (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

   (b) To the best of the Company's knowledge, all of its executive officers and directors currently intend to tender to the Purchaser pursuant to the Offer all of the Shares that they hold of record or beneficially. Such Shares will be purchased by the Purchaser on the same terms and conditions offered to all stockholders of the Company. The Company does not know whether its affiliates (other than its executive officers and directors) intend to tender Shares to the Purchaser pursuant to the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as set forth in Item 3 or Item 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

     (1) an extraordinary transaction, such as a merger or reorganization, involving the Company;

     (2) a purchase, sale or transfer of a material amount of assets by the Company;

     (3) a tender offer for or other acquisition of securities by or of the Company; or

     (4) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) of this Schedule 14D-9.

Item 8. Additional Information to be Furnished.

   The Information Statement attached hereto as Annex A is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders, following the acceptance for payment of, and payment by the Purchaser for, Shares pursuant to the Offer.

Item 9. Material to be Filed as Exhibits.

 Exhibit No.                              Exhibit
 -----------                              -------
 (a)(1)*     -- Letter to Stockholders, dated September 24, 1999.

 (a)(2)      -- Text of press release issued on September 20, 1999.

 (a)(3)*     -- Opinion of CIBC World Markets Corp., dated September 17, 1999.

 (a)(4)*     -- Offer to Purchase, dated September 24, 1999.

 (a)(5)*     -- Letter of Transmittal, dated September 24, 1999.

 (a)(6)      -- Form of Summary Advertisement, dated September 24, 1999.

 (b)         -- Not applicable.

 (c)(1)      -- Agreement and Plan of Merger, dated as of September 17, 1999, among Parent, the Purchaser and the Company.

 (c)(2)      -- Confidentiality Agreement, dated August 23, 1999, between
                Parent and the Company.

 (c)(3)      -- Stock Purchase Agreement, dated as of September 17, 1999, between Chase Venture Capital Associates, L.P. and the
                Purchaser.

 (c)(4)      -- Stock Purchase Agreement, dated as of September 17, 1999, between Alta BioPharma Partners L.P. and the Purchaser.

 (c)(5)      -- Stock Purchase Agreement, dated as of September 17, 1999, between Medsource S.A. and the Purchaser.

 (c)(6)      -- Stock Purchase Agreement, dated as of September 17, 1999, between Neomed Fund Limited and the Purchaser.

 (c)(7)      -- Stock Purchase Agreement, dated as of September 17, 1999, between Alta Embarcadero BioPharma Partners LLC and the
                Purchaser.

--------
*  Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Diatide, Inc.

September 24, 1999                           /s/ Richard T. Dean
                                          By: _______________________________
                                             Richard T. Dean
                                             President and Chief Executive
                                             Officer

                                                                         ANNEX A

                                 DIATIDE, INC.
                                Nine Delta Drive
                        Londonderry, New Hampshire 03053

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                 OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

                               ----------------

   NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

   This Information Statement is being mailed on or about September 24, 1999, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Diatide, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of the common stock of the Company, $.001 par value per share (the "Common Stock"), the Series A Convertible Preferred Stock of the Company, $.01 par value per share (the "Series A Preferred Stock"), and the Series B Convertible Preferred Stock of the Company, $.01 par value per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock" and, together with the Common Stock, the "Company Capital Stock"), at the close of business on or about September 22, 1999.

   You are receiving this Information Statement in connection with the possible election of persons designated by BXA Acquisition Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Schering Berlin Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of Schering Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("AG"), to a majority of the seats on the Board of Directors of the Company (the "Company Board"). The Agreement and Plan of Merger, dated as of September 17, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company requires the Company to take such actions as are necessary to cause the directors designated by the Purchaser to be elected to the Company Board under the circumstances described in the Merger Agreement. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on September 24, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, October 22, 1999, unless the Offer is extended.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

   The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Parent and Purchaser are located at 340 Changebridge Road, P.O. Box 1000, Montville, New Jersey 07045-1000.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

General Information Regarding the Company

   The only classes of voting securities of the Company outstanding are the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock. Holders of shares of Common Stock are entitled to one vote per share. Holders of shares of Preferred Stock are entitled to one vote for each share of Common Stock issuable as of the date of such vote upon conversion of each share of Preferred Stock held (currently, one vote per share of Preferred Stock). As of September 16, 1999, there were an aggregate of 12,651,179 shares of Company Capital Stock outstanding, consisting of 10,615,614 shares of Common Stock, 1,210,256 shares of Series A Preferred Stock and 825,309 shares of Series B Preferred Stock.

   The Company Board currently consists of six directors, three of whom are designated Class I directors, one of whom is designated a Class II director and two of whom are designated Class III directors. The officers of the Company serve at the discretion of the Company Board.

Right to Designate Directors; the Purchaser Designees

   Pursuant to the Merger Agreement, upon the acceptance for payment of, and payment by the Purchaser for, any shares of Common Stock pursuant to the Offer, the Purchaser shall designate such number of directors on the Company Board (the "Purchaser Designees") as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (including the Purchaser Designees appointed pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of Common Stock so accepted for payment and paid for by the Purchaser plus the number of shares of Company Capital Stock otherwise owned by Parent or the Purchaser or any other subsidiary of Parent bears to (ii) the number of shares of Company Capital Stock then outstanding; provided, however, that until the effective time of the Merger, the Company Board will have at least two directors who were directors on September 17, 1999 (the "Independent Directors"); and provided, further that, if the number of Independent Directors is reduced below two for any reason, the remaining Independent Director will be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors of the Company then in office will designate two persons to fill such vacancies who are not directors, officers, employees, stockholders or affiliates of the Company, Parent, the Purchaser or any affiliate of Parent and such persons will be deemed to be Independent Directors. Purchaser's Designees shall be divided among the classes of directors so as to comply with the requirements of the charter and by-laws of the Company.

   The Purchaser has informed the Company that it will choose the Purchaser Designees from among the persons listed below and that each of the persons listed below has consented to act as a director, if so designated.

   The following table provides information concerning each of the persons who may be designated by the Purchaser as a Purchaser Designee.

                                                   Principal Occupation,
                                         Other Business Experience During Past Five
                Name                Age        Years and Other Directorships
                ----                ---  ------------------------------------------
 Robert A. Chabora................   50 Vice President-Law, General Counsel and
                                        Secretary of Parent; Vice President-Law and
                                        President, DD&T Division of Berlex
                                        Laboratories, Inc. ("Berlex"); and,
                                        Director, President and Secretary of the
                                        Purchaser.
 Frank J. Curtis..................   47 Assistant Secretary of Parent; Vice
                                        President and General Counsel (since
                                        December 1998) and Director-Legal Affairs
                                        (prior to December 1998) of Berlex
                                        Laboratories Division, Berlex; and,
                                        Assistant Secretary of the Purchaser.

                                                    Principal Occupation,
                                          Other Business Experience During Past Five
                Name                Age         Years and Other Directorships
                ----                ---   ------------------------------------------
 Joseph A. Gould, Jr. ............   51 Controller (since April 1996) of Berlex;
                                        Director, International Reporting (prior to
                                        April 1996) of American Home Products Corp.
 John Nicholson...................   48 Treasurer of Parent, Treasurer of Berlex, and
                                        Director and Treasurer of the Purchaser.
 Alan D. Sokaler..................   34 Director of Taxes (since 1997) of Parent; Tax
                                        Manager (1994-1996) of Berlex.

   The Purchaser has advised the Company that all of the above persons are citizens of the United States. The Purchaser has also advised the Company that none of the above persons (1) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (2) is currently a director of, or holds any position with, the Company, (3) beneficially owns any securities (or rights to acquire any securities) of the Company or (4) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

Current Executive Officers and Directors of the Company

   The following table provides information concerning the executive officers and directors of the Company as of September 24, 1999:

                Name                Age                Position
                ----                ---                --------
 Richard T. Dean, Ph.D............   52 President, Chief Executive Officer and
                                        Director
 Ronald B. Kinder.................   51 Executive Vice President, Chief
                                        Operating Officer and Secretary
 Gustav A. Christensen (1)........   52 Director
 Hirsch Handmaker.................   59 Director
 Robert S. Lees (2)...............   65 Director
 Joseph F. Lovett (1).............   50 Director
 Donald L. Murfin (2).............   56 Director

--------
(1)  Member of Compensation Committee.

(2)  Member of Audit Committee.

   Richard T. Dean, Ph.D. has served as President, Chief Executive Officer and a director since April 1990, and is a founder of the Company. Prior to joining the Company, from 1986 to 1990, Dr. Dean served as Director of Radiopharmaceutical Research and Development at Centocor, Inc., a pharmaceutical company, where he was responsible for cardiovascular radiopharmaceutical imaging agent research and development. From 1981 to 1986, Dr. Dean served in a variety of positions at Mallinckrodt, Inc., a pharmaceutical and surgical instruments company ("Mallinckrodt"), most recently as Associate Director, Diagnostic Chemistry Research and Development. Dr. Dean received a B.S. in chemical engineering from Cornell University, an M.S. in chemistry from the University of Michigan and a Ph.D. in organic chemistry from the University of California, Berkeley.

   Ronald B. Kinder serves as Executive Vice President, Chief Operating Officer and Secretary, and joined the Company in April 1994. Prior to joining the Company, Mr. Kinder served as Vice President and General Manager of Teledyne Waterpik, Inc., a medical products company, from 1989 to 1994. From 1986 to 1989, Mr. Kinder served as Director of Marketing and Sales for Gambro, Inc., a medical technology products company, and from 1970 to 1986, he served in a variety of positions at Mallinckrodt, most recently as Director of Marketing, Diagnostic Products Division. Mr. Kinder received a B.A. in zoology from the University of Missouri and a M.B.A. from St. Louis University.

   Gustav A. Christensen has served as a director of the Company since 1990. Mr. Christensen is a founder of Phytera, Inc., a biotechnology company, and has been a member of its board of directors since 1992. From 1990 to 1999, he served as Chairman of the Board of Directors of Alpha-Beta Technologies, Inc., a biotechnology company. From 1988 to 1990, Mr. Christensen served as President and Chief Executive Officer of Immulogic Pharmaceutical Corporation, a biotechnology company, and from 1983 to 1988, he served as Senior Vice President of Commercial Affairs and Vice President of Marketing and Business Development for Genetics Institute, Inc., a biotechnology company.

   Hirsch Handmaker, M.D. has served as a director of the Company since 1997. Dr. Handmaker has been the President of Healthcare Technology Group ("HTG") since 1986. From 1996 to 1997, he was a physician with Clinical Diagnostic Radiology, Inc. From 1994 to 1997, Dr. Handmaker served as Executive Director of the Arizona Institute of Nuclear Medicine (the "Arizona Institute") and Medical Director of Papago Imaging, a medical imaging company and, from 1972 to 1994, as Director of Nuclear Medicine at the Children's Hospital of San Francisco and its successor, the California Pacific Medical Center. From 1983 to 1987, he served as President and Chairman of Diagnostic Networks, Inc., a healthcare company. From 1974 to 1982, Dr. Handmaker served as President and Chairman of RadPharm, Inc., a healthcare company subsequently sold to Mallinckrodt. He is a Diplomate of the American Boards of Radiology and Nuclear Medicine and a fellow of the American College of Nuclear Physicians.

   Robert S. Lees, M.D. has served as a director of the Company since 1998. Dr. Lees is a founder of the Company and Chairman of the Company's Board of Scientific Advisors. He has been a professor of Health Sciences and Technology in the Harvard-Massachusetts Institute of Technology Division of Health Sciences and Technology since 1988 and has served as President of the Boston Heart Foundation since 1985. Dr. Lees has also been a director and founder of the Arteriosclerosis Center at the Massachusetts Institute of Technology ("MIT") since 1973. He serves as Chairman of the Metabolism Study Section at the National Institutes of Health and is the former director of the Noninvasive Diagnostic Laboratory at the Massachusetts General Hospital. Dr. Lees has been a Professor at MIT since 1968 and Harvard University since 1988.

   Joseph F. Lovett has served as a director of the Company since 1990. Mr. Lovett has been a general partner of Medical Science Ventures, L.P., the general partner of Medical Science Partners, L.P., a venture capital firm, since 1988. From 1985 to 1988, he served as Senior Vice President of Damon Biotech, a biotechnology company. From 1980 to 1985, Mr. Lovett served in a variety of positions at Mallinckrodt, most recently as Vice President and General Manager of the Diagnostic Products Division.

   Donald L. Murfin has served as a director of the Company since 1990. Mr. Lovett is a General Partner of Chemicals and Materials Enterprise Associates, L.P., a venture capital firm affiliated with New Enterprise Associates V, L.P., of which he has been a Special Partner, since 1989. From 1979 to 1988, he served as President and a director of Lubrizol Enterprises, Inc., a venture development company, and from 1985 to 1988, Mr. Murfin served as Vice President of The Lubrizol Corporation, its parent company. He is a member of the board of directors of Genentech, Inc., a biotechnology company.

Company Board and Committee Meetings

   The Company Board held five meetings during 1998. All directors attended at least 75% of the meetings of the Company Board and the meetings of the committees on which they served.

   The Company Board has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company, establishes and approves salaries and incentive compensation for certain senior officers and employees and administers and grants stock options pursuant to the Company's stock option plans. The Compensation Committee held three meetings during 1998. The members of the Compensation Committee are Messrs. Christensen and Lovett.

   The Company Board has an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent public accountants. The Audit Committee held three meetings during 1998. The members of the Audit Committee are Dr. Lees and Mr. Murfin. Dr. Handmaker also served on the Audit Committee during 1998.

   The Company does not have a nominating committee or a committee serving a similar function. Nominations are made by and through the full Company Board.

Compensation of Directors

   Prior to May 5, 1999, each non-employee director was paid $1,500 for personal or telephonic attendance at a Company Board or committee meeting. Since May 5, 1999, each non-employee director is paid $2,000 for personal or telephonic attendance at a Company Board meeting and $500 for personal attendance at a committee meeting. Other directors are not entitled to compensation in their capacities as directors. All of the directors are reimbursed for their expenses incurred in connection with their attendance at Company Board and committee meetings.

   Each non-employee director is entitled to participate in the Company's 1996 Director Stock Option Plan (the "Director Plan"). The Director Plan provides that options to purchase 5,000 shares of Common Stock will be granted to each new director upon his or her initial election to the Company Board. Under the Director Plan, annual options to purchase 2,500 shares of Common Stock will be granted to each eligible director on May 1 of each year. All options will vest on the first anniversary of the date of grant; provided, that the exercisability of these options will be accelerated upon the occurrence of a change in control of the Company (as defined in the Director Plan). A total of 250,000 shares of Common Stock may be issued upon the exercise of stock options granted under the Director Plan. The exercise price of options granted under the Director Plan will equal the closing price of the Common Stock on the date of grant. On May 1, 1998 and on May 1, 1999, each director of the Company other than Dr. Dean received stock options under the Director Plan to purchase 2,500 shares of Common Stock at a price of $9.50 and $4.625 per share, respectively, the fair market value on the date of grant. As of September 20, 1999, options to purchase an aggregate of 60,000 shares of stock were outstanding under the Director Plan.

   Dr. Lees received approximately $42,000 in compensation in the year ended December 31, 1998 in connection with the provision of certain consulting services to the Company, including his attendance at the Company's Scientific Advisory Board meeting.

   The Company is a party to consulting and other arrangements with affiliates of Dr. Handmaker. For a description of these arrangements with the Company, see "Certain Relationships and Related Transactions."

Compensation of Executive Officers

  Summary Compensation Table

   The following table sets forth the compensation for each of the last three fiscal years for the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (other than the Chief Executive Officer) whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                         Long-Term
                                                                        Compensation
                                              Annual Compensation          Awards
                                             ---------------------      ------------
                                                                         Securities
                                                                         Underlying   All Other
      Name and Principal Position       Year Salary($)    Bonus($)       Options(#)  Compensation
      ---------------------------       ---- --------- -----------      ------------ ------------
Richard T. Dean........................ 1998 $233,093    $46,689(1)        80,000    $5,842(2)(3)
  President, Chief Executive            1997  221,194     50,625(4)        75,000     5,835(5)(6)
  Officer and Director                  1996  207,500     47,250(7)           --      5,998(8)(9)
Ronald B. Kinder....................... 1998  187,751     25,862(1)        40,000     3,707(2)(3)
  Executive Vice President,             1997  177,500     27,000(4)        38,000     3,024(5)(6)
  Chief Operating Officer and Secretary 1996  152,607        --               --      2,939(8)(9)
Daniel F. Harrington(10)............... 1998  173,614     17,623(1)        25,000     2,890(2)(3)
  Former Vice President, Chief          1997  165,344     37,202(4)           --      1,843(5)(6)
  Financial Officer and Treasurer       1996    6,875     50,000(11)      100,000             --
Gerald F. Eisen(12).................... 1998   90,342     45,877(1)(11)    50,000       389(3)
  Former Vice President of Clinical
  Operations
Christopher F. Nicodemus(13)........... 1998  204,033        --               --      2,970(2)(3)
  Former Vice President of Clinical     1997  104,583     12,000(4)        75,000       217(6)
  Operations

--------
 (1) Reflects amounts paid as a bonus in 1999 to the Named Executive Officer for 1998.
 (2) Includes $2,500 contributed by the Company for each of Dr. Dean, Mr. Kinder, Mr. Harrington and Dr. Nicodemus pursuant to the Company's 401(k) Plan in 1998.
 (3) Includes $3,342, $1,207, $390, $389 and $470 of insurance premiums paid by the Company on behalf of Dr. Dean, Mr. Kinder, Mr. Harrington, Mr. Eisen and Dr. Nicodemus, respectively, during 1998 with respect to life insurance for the benefit of the Named Executive Officer.
 (4) Reflects amounts paid as a bonus in 1998 to the Named Executive Officer for 1997.
 (5) Includes $997, $2,375 and $1,449 contributed by the Company on behalf of Dr. Dean, Mr. Kinder and Mr. Harrington respectively, pursuant to the Company's 401(k) Plan in 1997.
 (6) Includes $4,838, $649, $394 and $217 of insurance premiums paid by the Company on behalf of Dr. Dean, Mr. Kinder, Mr. Harrington and Dr. Nicodemus, respectively, during 1997 with respect to life insurance for the benefit of the Named Executive Officer.
 (7)  Reflects amount paid as a bonus in 1997 to Dr. Dean for 1996.
 (8) Includes $1,000 and $2,289 contributed by the Company on behalf of Dr. Dean and Mr. Kinder, respectively, pursuant to the Company's 401(k) Plan in 1996.
 (9) Includes $4,998 and $650 of insurance premiums paid by the Company on behalf of Dr. Dean and Mr. Kinder, respectively, during 1996 with respect to life insurance for the benefit of the Named Executive Officer.
(10) Mr. Harrington commenced his employment with the Company on December 15, 1996 and terminated his employment with the Company on June 4, 1999.
(11)  Reflects amount paid by the Company as a signing bonus.

(12) Mr. Eisen commenced his employment with the Company on July 6, 1998 and terminated his employment with the Company on June 16, 1999.
(13) Dr. Nicodemus commenced his employment with the Company on June 23, 1997 and terminated his employment with the Company on January 22, 1999.

  Employment Agreements

   The Company is a party to an employment agreement with Dr. Dean for the period ending April 1, 2000, subject to automatic extension for additional one-year periods unless either Dr. Dean or the Company provides written notice to the contrary to the other party at least six months prior to the expiration of the employment period. Under this agreement, Dr. Dean is currently entitled to receive an annual base salary of $245,117, as it may be adjusted in the discretion of the Company Board or as a result of changes in the U.S. Consumer Price Index, and an annual cash bonus equal to up to 25% of his annual base salary based on the attainment of management objectives determined by the Company Board in its sole discretion. In the event Dr. Dean's employment is terminated (i) by the Company without cause, (ii) due to nonrenewal of the employment agreement by the Company or (iii) by Dr. Dean following a change in control of the Company or the significant diminution in his authority or responsibility, he will continue to receive his annual base salary during the one-year period commencing on the date of termination. In the event of a change in control of the Company (as defined in his option agreements), all outstanding unvested options held by Dr. Dean will become immediately vested.

   The Company has also entered into a registration rights agreement with Dr. Dean that provides that in the event the Company proposes to register any of its securities under the Securities Act of 1933, as amended, at any time, with certain exceptions, Dr. Dean shall be entitled to include the shares of Common Stock held by him in such registration, subject to the right of the managing underwriter of any underwritten offering to exclude from such registration for marketing reasons some or all of such shares.

   The Company is party to a letter agreement, dated May 25, 1999, with Mr. Harrington, pursuant to which the Company is paying Mr. Harrington six months' salary and medical and dental benefits which commenced on June 4, 1999 in connection with the termination of his employment with the Company.

   The Company is party to a letter agreement, dated June 4, 1999, with Mr. Eisen, pursuant to which the Company is paying Mr. Eisen three months' salary and medical and dental benefits which commenced on June 15, 1999 in connection with the termination of his employment with the Company.

  Option Grants Table

   The following table sets forth, as to the Named Executive Officers, information concerning stock options granted in the year ended December 31, 1998. No options were granted to Dr. Dean or Mr. Kinder during 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                         Potential Realizable
                                                                           Value at Assumed
                                                                            Annual Rates of
                                                                              Stock Price
                                                                           Appreciation for
                                         Individual Grants                  Option Term(1)
                            -------------------------------------------- ---------------------
                                         % of Total
                             Number of    Options
                             Securities  Granted to
                             Underlying  Employees  Exercise
                               Option    in Fiscal    Price   Expiration
Name                        Granted (#)     Year    ($/sh)(2)  Date(3)       5%        10%
----                        ------------ ---------- --------- ---------- ---------- ----------
Richard T. Dean...........  80,000(4)       26.3      $7.00    12/16/08  $  352,181 $  892,496
Ronald B. Kinder..........  40,000(4)       13.1       7.00    12/16/08     176,091    446,248
Daniel F. Harrington......  25,000(4)(5)     8.2       7.00    12/16/08     110,057    278,905
Gerald F. Eisen...........  50,000(5)(6)    16.4       8.50    07/06/08     267,280    677,341
Christopher F. Nicodemus..           --      --         --          --          --         --

--------
(1) Amounts represent hypothetical gains that could be achieved for respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holder's continued employment through the option period and the date on which the options are exercised.

(2) The exercise price of an option is equal to the fair market value of the Company's Common Stock on the date of grant.

(3) The expiration date of an option is the tenth anniversary of the date on which the option was originally granted.

(4) These stock options vest in five equal installments when the average price of a share of the Company's Common Stock over a period of 10 trading days reaches each of the following levels: $10.00, $12.50, $15.00, $17.50 and $20.00; and, in any event, the stock options will vest in full eight years after the date of grant. In addition, if and when the Purchaser accepts for payment and pays for any Shares pursuant to the Offer, these options, to the extent they are then outstanding, shall be deemed to have become fully vested immediately prior to the expiration of the Offer.

(5)  These options are no longer outstanding.

(6) These options are exercisable in five equal annual installments commencing on the first anniversary of the date on which the option was originally granted. These options are intended to qualify as incentive stock options.

  Aggregated Option Exercises and Year-End Option Table

   The following table sets forth certain information regarding each exercise of a stock option during the year ended December 31, 1998 by each of the Named Executive Officers and the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1998.

                      AGGREGATED OPTION EXERCISES IN LAST
                 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                             Number of                                         Value of Unexercised
                              Shares     Value   Number of Shares Underlying  In-the-Money Options at
                             Acquired   Realized Options at Fiscal Year-End     Fiscal Year-End(2)
           Name             on Exercise  ($)(1)   Exercisable/Unexercisable  Exercisable/Unexercisable
           ----             ----------- -------- --------------------------- -------------------------
Richard T. Dean...........       --        --          139,087/164,000           $882,395/$290,500
Ronald B. Kinder..........       --        --           74,200/90,800             457,600/166,900
Daniel F. Harrington......       --        --           52,000/73,000               9,724/15,226
Gerald F. Eisen...........       --        --                0/50,000                   0/0
Christopher F. Nicodemus..       --        --           15,000/60,000              24,375/97,500

--------
(1) Based on fair market value of the Common Stock on the date of exercise less the option exercise price.

(2) Value based on the closing sales price of the Company's Common Stock on December 31, 1998 ($7.25), the last trading day of 1998, less the applicable option exercise price.

  Report of the Compensation Committee on Executive Compensation

   The Compensation Committee of the Company Board is responsible for establishing compensation policies with respect to the Company's executive officers, including the Chief Executive Officer and the other executive officers named in the Summary Compensation Table, and setting the compensation for these individuals.

   The Compensation Committee seeks to achieve three broad goals in connection with the Company's executive compensation programs and decisions regarding individual compensation. First, the Compensation Committee structures executive compensation programs in a manner that the Committee believes will enable the Company to attract and retain key executives. Second, the Compensation Committee establishes compensation programs that are designed to reward executives for the achievement of business objectives of the Company and/or the individual executive's particular area of responsibility. By tying compensation in part to achievement, the Compensation Committee believes that a performance-oriented environment is created for the Company's executives. Finally, the Company's executive compensation programs are intended to provide executives with an equity interest in the Company so as to link a portion of the compensation of the Company's executives with the performance of the Company's Common Stock.

   The compensation programs for the Company's executives established by the Compensation Committee consist principally of two elements based upon the foregoing objectives: base salary and a stock-based equity incentive in the form of participation in the Company's stock option plans.

   In establishing base salaries for the executive officers, including the Chief Executive Officer, the Compensation Committee monitors salaries at other companies, particularly those that are in the same industry as the Company or related industries and/or located in the same general geographic area as the Company, considers historic salary levels of the individual and the nature of the individual's responsibilities and compares the individual's base salary with those of other executives at the Company. To the extent determined to be appropriate, the Compensation Committee also considers general economic conditions, the Company's financial performance and the individual's performance. In 1998, Dr. Dean's base salary was as specified in his employment agreement with the Company.

   The Compensation Committee uses stock options as a significant element of the compensation package of the Company's executive officers, including the Chief Executive Officer, because they provide an incentive to executives to maximize stockholder value and because they reward the executives only to the extent that stockholders also benefit. It is not the policy of the Compensation Committee, however, to grant stock options to executives annually, and the timing of such grants depends upon a number of factors, including new hires of executives, the executives' current stock and option holdings and such other factors as the Compensation Committee deems relevant. In 1998, after reviewing the Company's executive officers' stock and option holdings, the Compensation Committee granted stock options to Dr. Dean, Mr. Kinder and Mr. Harrington in connection with the Company's performance in 1998, including the commercial launch of AcuTect(TM) in the United States market, the filing of a New Drug Application for NeoTect(TM) and other accomplishments in areas such as product development and enhancement of the Company's patent position. The Compensation Committee also granted stock options to Mr. Eisen in connection with the commencement of his employment with the Company. When granting stock options, it has generally been the policy of the Compensation Committee to fix the exercise price of such options at 100% of the fair market value of the Common Stock on the date of grant.

   In addition to base salary and stock options, the Compensation Committee also considers the payment of cash bonuses as part of its compensation program. In this regard, the Compensation Committee determined to pay a cash bonus of $46,689 to Dr. Dean for 1998. This bonus, which was consistent with bonuses previously paid to Dr. Dean, was paid in recognition of Dr. Dean's leadership of the Company in attaining its 1998 performance goals, including the commercial launch of AcuTect(TM) in the United States market, the filing of a New Drug Application for NeoTect(TM) and other accomplishments in areas such as product development and enhancement of the Company's patent position.

   Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to its chief executive officer and its four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. In this regard, the Company has limited the number of shares subject to stock options which may be granted to Company employees in a manner that complies with the performance-based requirements of Section 162(m). Based on the compensation awarded to Dr. Dean and the other executive officers of the Company, it does not appear that the Section 162(m) limitation will have a significant impact on the Company in the near term. While the Committee does not currently intend to qualify its bonus and other incentive awards as qualified performance-based compensation, it will continue to monitor the impact of Section 162(m) on the Company.

                                          COMPENSATION COMMITTEE

                                              Gustav Christensen
                                              Joseph F. Lovett

Compensation Committee Interlocks and Insider Participation

   The current members of the Company's Compensation Committee are Messrs. Christensen and Lovett. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of the Company.

Certain Relationships and Related Transactions

   Since January 1, 1998, the Company has entered into or engaged in the following transactions with the following directors, executive officers and stockholders who beneficially own more than 5% of the outstanding voting stock of the Company (the "5% Stockholders"), and affiliates of such directors, officers and 5% Stockholders.

   In August 1995, the Company and Nycomed Imaging AS ("Nycomed"), a 5% Stockholder until June 1999, entered into a strategic alliance relating to the Company's radiolabelled peptide imaging products ("Techtides"). The strategic alliance contemplates research and development support and a marketing collaboration. Under the strategic alliance, the Company granted Nycomed options to co-promote Techtides in the United States and to distribute and license Techtides in Europe, South Africa and certain countries in the Middle East. During the year ended December 31, 1998, Nycomed paid to the Company an aggregate of $6,000,000 under the collaborative agreements as research and development support and milestone payments. In August 1998, the Company received notice that Nycomed had elected to terminate the option and development agreement between the Company and Nycomed. As a result, Nycomed discontinued its research and development support payments effective December 31, 1998. This decision did not affect the co- promotion and license agreements in place relating to the Company's two lead products, AcuTect(TM) and NeoTect(TM). Pursuant to these agreements, the Company incurred expenses of $832,000 and $473,000 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, for its portion of promotional costs and royalties on product sales due to Nycomed. In addition, $275,000 and $425,000 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, was due from Nycomed pursuant to these agreements for promotional costs incurred by the Company.

   The Company is a party to a number of clinical trial agreements with the Arizona Institute, an organization for which Dr. Handmaker serves as Executive Director. These agreements provide for the Arizona Institute to act as a site for clinical trials of the Company's products and provide that Dr. Handmaker will serve as principal investigator in connection with the conduct of the clinical trials at the site. During 1998, the Company paid to the Arizona Institute a total of $12,260 under these agreements.

   On January 1, 1998, the Company entered into a one-year scientific advisory consulting agreement with HTG, an entity of which Dr. Handmaker is the principal. Under this agreement, HTG provided the Company with up to 20 days of consulting services and the Company paid HTG consulting fees and expenses of $54,978. In addition, in May 1999, the Company granted HTG options under the Company's 1999 Stock Incentive Plan to purchase 40,000 shares of Common Stock at an exercise price of $4.50 per share. On May 18, 1999, the

Company and HTG entered into a new one-year consulting agreement, effective as of January 1, 1999, that terminated the prior agreement and provided for HTG to provide the Company with five days a month of consulting services and HTG to receive consulting fees of $7,500 per month, certain additional fees based upon the achievement of specific objectives and reimbursement of expenses for a period of one year.

   In the Merger Agreement, Parent has agreed, to the fullest extent permitted by law, to cause the surviving corporation in the Merger to honor all the Company's obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors or officers of the Company for acts or omissions by such directors and officers occurring prior to the effective time of the Merger to the extent that such obligations of the Company to indemnify and advance expenses exist on the date of the Merger Agreement, whether pursuant to the Company's charter, the Company's by-laws, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company's charter, the Company's by-laws and such individual indemnity agreements from the effective time of the Merger until the later or (x) the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions or (y) in the case of any claims made prior to the expiration of the applicable statute of limitations, the final disposition of such claims.

   In addition, under the Merger Agreement, from and after the effective time of the Merger, Parent has agreed to indemnify and hold harmless each current and former director and officer of the Company against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement (in the case of settlements, with the approval of Parent (which approval shall not be unreasonably withheld or delayed)) incurred in connection with their duties as directors or officers of the Company, as the case may be, to the extent arising out of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the Merger, whether asserted or claimed prior to, at or after the effective time of the Merger, in each case to the extent that the Company's current directors' and officers' liability insurance policies provide coverage for such costs, expenses, judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement, and Parent has agreed to advance expenses in the same manner and to the same extent as provided in such current policies.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by the SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such person with respect to the Company.

   Based solely on its review of copies of reports filed by reporting persons pursuant to Section 16(a) of the Exchange Act, or written representations from reporting persons that no Form 5 filing was required for such person, the Company believes that, during 1998, all filings required to be made by reporting persons of the Company were timely made in accordance with the requirements of the Exchange Act, other than a filing by Ronald B. Kinder with respect to a stock option grant, a filing by Hirsch Handmaker with respect to a disposition of stock and a filing by Gerald Eisen with respect to a stock option grant, which filings were not made on a timely basis.

Stock Performance Graph

   The stock performance graph below compares the cumulative stockholder return on the Common Stock of the Company for the period from June 12, 1996 (the date of the Company's initial public offering) through December 31, 1998 with the cumulative total return on (i) the S&P 500 Index and (ii) the Nasdaq Pharmaceutical Index. This graph assumes the investment of $100 in the Company's Common Stock (at the initial public offering price), the S&P 500 Index and the Nasdaq Pharmaceutical Index on June 12, 1996 and assumes dividends are reinvested. Prior to June 12, 1996, the Company's Common Stock was not registered under the Exchange Act.

 COMPARATIVE TOTAL RETURNS: DIATIDE, INC., S&P 500 INDEX, NASDAQ PHARMACEUTICAL
                                     INDEX

                           [LINE GRAPH APPEARS HERE]

                               6/12/96 12/31/96 12/31/97 12/31/98
-----------------------------------------------------------------
  Diatide, Inc.                100.00    83.82   107.35    85.29
-----------------------------------------------------------------
  S&P 500 Index                100.00   112.11   149.51   192.24
-----------------------------------------------------------------
  Nasdaq Pharmaceutical Index  100.00    99.23   102.54   131.17
-----------------------------------------------------------------

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information, as of September 20, 1999, regarding the beneficial ownership of shares of the Company's Common Stock, Series A Preferred Stock and Series B Preferred Stock, the Company's three classes of voting stock, by (i) each person or entity known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each person or entity known by the Company to own beneficially more than 5% of the outstanding shares of Series A Preferred Stock; (iii) each person or entity known by the Company to own beneficially more than 5% of the outstanding shares of Series B Preferred Stock; (iv) each director of the Company; (v) the Named Executive Officers; and (vi) the directors and executive officers of the Company as a group.

                                                    Series A Convertible Series B Convertible
                                Common Stock          Preferred Stock      Preferred Stock
                            ----------------------- -------------------- --------------------
                               Number                  Number               Number             Total Percent of
                                 of                      of                   of                  Common and
                               Shares       Percent    Shares    Percent    Shares    Percent Preferred Stock on
                            Beneficially      of    Beneficially   of    Beneficially   of     an As-Converted
                              Owned(1)       Class     Owned      Class     Owned      Class       Basis(2)
                            ------------    ------- ------------ ------- ------------ ------- ------------------
5% Stockholders

Chase Venture Capital
 Associates, L.P..........   1,653,564(3)    14.2%    871,795     72.0%        --       --           12.9%
 c/o Chase Capital
  Partners
 380 Madison Avenue, 12th
  Floor
 New York, NY 10019
Medsource S.A.............   1,450,346(4)    13.2%    307,692     25.4%        --       --           11.4%
 c/o BB Medtech AG
 Vodergasse 3
 CH-8200 Schaffhausen
 Switzerland
Entities affiliated with
 MDNH.....................   1,185,400(5)    11.2%        --       --          --       --            9.4%
 220 Bush Street, Suite
  660
 San Francisco, CA 94104-
  3508
Entities affiliated with
 DLJ Capital Corporation..   1,135,953(6)    10.7%        --       --          --       --            9.0%
 3000 Sand Hill Road
 Building 3, Suite 170
 Menlo Park, CA
  94025-7114
Medical Science Partners
 Group....................   1,028,830(7)     9.7%        --       --          --       --            8.1%
 20 William Street, Suite
  250
 Wellesley, MA 02181
Entities affiliated with
 Alta Partners............     949,104(8)     8.2%        --       --      825,309      100%          7.4%
 One Embarcadero Center
 Suite 4050
 San Francisco, CA 94111

Directors

Gustav Christensen........      36,900(9)       *         --       --          --       --              *
Richard T. Dean...........     547,696(10)    5.0%        --       --          --       --            4.2%
Hirsch Handmaker..........     114,200(11)    1.1%        --       --          --       --              *
Robert S. Lees............     182,587(12)    1.7%        --       --          --       --            1.4%
Joseph F. Lovett..........   1,050,170(13)    9.9%        --       --          --       --            8.3%
Donald L. Murfin..........     270,544(14)    2.5%        --       --          --       --            2.1%

Other Named Executive
 Officers

Ronald B. Kinder..........     169,314(15)    1.6%        --       --          --       --            1.3%
Daniel F. Harrington......         --         --          --       --          --       --            --
Gerald F. Eisen...........         --         --          --       --          --       --            --
Christopher F. Nicodemus..         --         --          --       --          --       --            --
All directors and
 executive officers as
 a group (10 persons).....   2,371,411(16)   21.1%        --       --          --       --           17.9%

--------
* Less than 1%.

 (1) The number of shares beneficially owned by each person or entity known by the Company to own beneficially more than 5% of the outstanding voting stock, director and executive officer is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which an individual or group has sole or shared voting power or investment power and also any shares which an individual or group has the right to acquire within 60 days after September 20, 1999 through the conversion of Preferred Stock or the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or group named in the table has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. On September 17, 1999, each holder of Preferred Stock entered into a Stock Purchase Agreement with the Purchaser pursuant to which the Purchaser is to acquire all the Preferred Stock on the first date on which the Purchaser pays for any shares of Common Stock accepted for payment pursuant to the Offer, or as otherwise agreed between the parties. Pursuant to the Stock Purchase Agreements, effective upon such time as the Purchaser accepts for payment and pays for any shares of Common Stock pursuant to the Offer, each seller of Preferred Stock irrevocably appoints the Purchaser and Robert Chabora as such seller's proxy and attorney-in-fact to vote their shares of Preferred Stock on any matter in such proxy's soles discretion. In addition, each seller agrees not to transfer, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the transfer of, any shares of Preferred Stock to any person other than to the Purchaser pursuant to the Stock Purchase Agreements or enter into voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any shares of Preferred Stock.

 (2) This column reflects each listed individual's or group's percent beneficial ownership of the Company's voting stock on an as-converted basis. This column differs from the column entitled "Percent of Class" with respect to the Company's Common Stock because the percent calculation in this column is based on the assumption that all of the shares of Series A Preferred Stock currently outstanding are converted into 1,210,256 shares of Common Stock and that all of the shares of Series B Preferred Stock currently outstanding are converted into 825,309 shares of Common Stock. The percent calculation in the column entitled "Percent of Class" with respect to the Company's Common Stock includes shares of Common Stock issuable upon conversion of the Preferred Stock only to the extent that the listed individual or group beneficially owns such shares of Preferred Stock.

 (3) Includes 871,795 shares of Common Stock issuable upon conversion of 871,795 shares of Series A Preferred Stock held by Chase Venture Capital Associates, L.P. ("CVC") and 130,769 shares of Common Stock subject to outstanding common stock purchase warrants held by CVC. This information is taken from a Schedule 13D filed with the SEC on February 10, 1999.

 (4) Includes 307,692 shares of Common Stock issuable upon conversion of 307,692 shares of Series A Preferred Stock held by Medsource S.A. ("Medsource") and 46,154 shares of Common Stock subject to outstanding common stock purchase warrants held by Medsource. This information is taken from a Schedule 13D and a Schedule 13G filed with the SEC on July 7, 1998. Medsource is a wholly-owned subsidiary of BB Medtech AG.

 (5) MDNH Partners, L.P. ("MDNH Partners") and MDNH Trading, Inc., the general partner of MDNH Partners ("MDNH Trading"), report shared voting and dispositive power over 570,150 shares of Common Stock. In addition, MDNH Trading, Engmann Options, Inc., Douglas J. Engmann, Michael W. Engmann, Neil Stipanich and Herbert C. Kurlan report sole voting and dispositive power over 50,000, 517,250, 5,000, 3,000, 15,000 and 25,000, respectively, shares of Common Stock. This information is taken from a
      Schedule 13G/A filed with the SEC on June 16, 1999.

 (6) Consists of 809,705 shares held by ML Venture Partners II, L.P., 281,647 shares held by Sprout Capital VI, L.P. and 44,601 shares held by DLJ Capital Corporation. These entities are affiliates under common control.

 (7) Consists of 919,089 shares held by Medical Science Partners, L.P. ("MSP"), 96,154 shares held by Medical Science Partners II, L.P. ("MSP II") and 13,587 shares held by Medical Science II Co-Investment L.P. ("MS Co-Investment"). These entities are affiliates under common control. This information is taken from a Schedule 13D and a Schedule 13G filed with the SEC on February 14, 1997.

 (8) Includes 795,332 shares of Common Stock issuable upon conversion of 795,332 shares of Series B Preferred Stock held by Alta BioPharma Partners L.P. ("Alta BioPharma"), 29,977 shares of Common Stock issuable upon conversion of 29,977 Series B Preferred Stock held by Alta Embarcadero BioPharma Partners LLC ("Alta Embarcadero"), 119,299 shares of Common Stock subject to outstanding common stock purchase warrants held by Alta BioPharma and 4,496 shares of Common Stock subject to outstanding common stock purchase warrants held by Alta Embarcadero. These entities are affiliates under common control.

 (9) Includes 19,700 shares subject to outstanding stock options held by Mr. Christensen, which are exercisable within the 60-day period following September 20, 1999 assuming the vesting of all outstanding stock options has been accelerated and 7,200 shares held in an individual retirement account of which Mr. Christensen is the beneficiary.

(10) Includes 303,087 shares subject to outstanding stock options held by Dr. Dean, which are exercisable within the 60-day period following September 20, 1999 assuming the vesting of all outstanding stock options has been accelerated.

(11) Includes 30,200 shares held by HTG, an entity of which Dr. Handmaker is the principal. Also includes 70,000 shares subject to outstanding stock options held by HTG and 10,000 shares subject to outstanding stock options held by Dr. Handmaker. These options are exercisable within the 60-day period following September 20, 1999 assuming the vesting of all outstanding stock options has been accelerated.

(12) Includes 13,700 shares subject to outstanding stock options held by Dr. Lees, which are exercisable within the 60-day period following September 20, 1999 assuming the vesting of all outstanding stock options has been accelerated and 1,000 shares held by his spouse.

(13) Includes 12,500 shares subject to outstanding stock options held by Mr. Lovett, which are exercisable within the 60-day period following September 20, 1999 assuming the vesting of all outstanding stock options has been accelerated, 919,089 shares held by MSP, 96,154 shares held by MSP II and 13,587 shares held by MS Co-Investment. Mr. Lovett is a general partner of the general partners of MSP, MSP II and MS Co-Investment and may be considered a beneficial owner of the shares beneficially owned by such entities, although Mr. Lovett disclaims beneficial ownership of such shares, except as to his pecuniary interests therein.

(14) Includes 12,500 shares subject to outstanding stock options held by Mr. Murfin, which are exercisable within the 60-day period following September 20, 1999 assuming the vesting of all outstanding stock options has been accelerated and 257,456 shares held by Chemicals and Materials Enterprise Associates, L.P. ("CMEA"). Mr. Murfin is a general partner of CMEA and may be considered a beneficial owner of the shares beneficially owned by CMEA, although Mr. Murfin disclaims beneficial ownership of such shares, except as to his pecuniary interests therein.

(15) Includes 165,000 shares subject to outstanding stock options held by Mr. Kinder, which are exercisable within the 60-day period following September 20, 1999 assuming the vesting of all outstanding stock options has been accelerated.

(16)  See Notes (8) through (15) above.

                                 EXHIBIT INDEX

 Exhibit No.                              Exhibit
 -----------                              -------
   (a)(1)    -- Letter to Stockholders, dated September 24, 1999.

   (a)(2)    -- Text of press release issued on September 20, 1999.

   (a)(3)    -- Opinion of CIBC World Markets Corp., dated September 17, 1999.

   (a)(4)    -- Offer to Purchase, dated September 24, 1999.

   (a)(5)    -- Letter of Transmittal, dated September 24, 1999.

   (a)(6)    -- Form of Summary Advertisement, dated September 24, 1999.

   (b)       -- Not applicable.

   (c)(1)    -- Agreement and Plan of Merger, dated as of September 17, 1999, among the Parent, the Purchaser and the Company.

   (c)(2)    -- Confidentiality Agreement, dated August 23, 1999, between
                Parent and the Company.

   (c)(3)    -- Stock Purchase Agreement, dated as of September 17, 1999, between Chase Venture Capital Associates, L.P. and the
                Purchaser.

   (c)(4)    -- Stock Purchase Agreement, dated as of September 17, 1999, between Alta BioPharma Partners L.P. and the Purchaser.

   (c)(5)    -- Stock Purchase Agreement, dated as of September 17, 1999, between Medsource S.A. and the Purchaser.

   (c)(6)    -- Stock Purchase Agreement, dated as of September 17, 1999, between Neomed Fund Limited and the Purchaser.

   (c)(7)    -- Stock Purchase Agreement, dated as of September 17, 1999, between Alta Embarcadero BioPharma Partners LLC and the
                Purchaser.